UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')

Conditional Share Awards and Shares withheld or sold to meet tax liabilities

This notification sets out details of the vesting of awards made in 2018 under the GlaxoSmithKline Share Value Plan and the subsequent sale of Ordinary Shares to meet tax liabilities arising on the vesting. The awards, which were conditional on continued employment with the GlaxoSmithKline group, vested on 15 February 2021.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	SVP, Human Resources
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting of Ordinary Shares awarded in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	10,050

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	SVP, Human Resources
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Following the vesting of Ordinary Shares awarded in 2018 under the Company's Share Value Plan, Ms Conrad received a cash amount of £127,452.09 (less applicable tax withholding) which is equal to the market value of the number of Ordinary Shares which would otherwise have been transferred to her.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.6818	10,050

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-17
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications & CEO Office
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting of Ordinary Shares awarded in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	11,060

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications & CEO Office
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities on the vesting of awards granted in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.6818	5,199

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Jackson
b)	Position/status	PCA of Ms S Jackson (SVP, Global Communications & CEO Office)
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting of Ordinary Shares awarded in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	6,330

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Jackson
b)	Position/status	PCA of Ms S Jackson (SVP, Global Communications & CEO Office)
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities on the vesting of awards granted in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.6818	2,976

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO of ViiV Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting of Ordinary Shares awarded in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	15,160

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO of ViiV Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities on the vesting of awards granted in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.6818	7,126

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting of Ordinary Shares awarded in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	11,060

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities on the vesting of awards granted in 2018 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.6818	5,199

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 19, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc